UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

 Commission File Number 001-35991

AENZA S.A.A.
(Exact name of registrant as specified in its charter)

N/A
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

May 24, 2021

AENZA S.A.A. (“we” or the “Company”) hereby informs as a Relevant Information Communication that we have today entered into a Memorandum of Understanding on Settlement and Cooperation (the “MoU”) with the special team of prosecutors who are exclusively dedicated to investigations related to crimes of corruption of public officials and related crimes committed by Odebrecht and others (the “Prosecutor's Office”) and the ad hoc public attorney for the investigations and proceedings related to crimes of corruption of public officials, money laundering and related crimes committed by Odebrecht and others (the “Attorney General’s Office”).

By virtue of the MoU, the Company acknowledges that it was used by certain of its former executives for the commission of illicit acts until 2016 and consequently commits to pay civil compensation to the Peruvian state in the amounts of S/321,916,404 and US$40,723,725, subject to a payment term of 12 years and secured by a guarantee trust, a first lien mortgage and a reserve account with a minimum amount equivalent to the installment to be paid in the following year.

The term of the MoU is subject to judicial approval and its specific terms and conditions are confidential.

The Company is currently evaluating additions to its financial plan approved on November 2, 2020 in order to meet the final agreed amount of the civil compensation.

We would like to express our belief that the conclusion of the MoU is the result of our commitment to truth, transparency and integrity adopted since 2017 and of the tenacity and professionalism of the Prosecutor's Office and the Attorney General’s Office. This agreement marks an important milestone in the transformation process of the Company and in the fight against corruption undertaken by the Prosecutor's Office and the Attorney General’s Office on behalf of Peru.

* * *

This Form 6-K contains “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements are based on the Company’s current intent, belief, expectations, estimates and projections. These statements are not guarantees of future performance and involve risks, uncertainties, assumptions and other factors that are difficult to predict. Actual results may vary materially from what is expressed in or indicated by the forward-looking statements. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AENZA S.A.A.

By: /s/ LUIS FRANCISCO DIAZ OLIVERO
Name: Luis Francisco Diaz Olivero
Title: Chief Executive Officer
Date: May 24, 2021